Entrx Corporation
800 Nicollet Mall, Suite 2690, Minneapolis, MN 55402

October 24, 2008

By EDGAR

Mr. Rufus Decker Accounting Branch Chief Securities and Exchange Commission Mail Stop 710 100 F Street, N.E. Washington, D.C. 20549-7010

RE:	Entrx Corporation
Form 10-KSB for the year ended December 31, 2007
Form 10-QSB for the quarter ended March 31, 2008
SEC File No. 0-2000
Our File No. 17399.000

Dear Mr. Decker:

In connection with the response of Entrx Corporation to the Securities and Exchange Commission (“SEC”) staff comment letters received by Entrx, dated July 30, 2008, September 5, 2008 and October 17, 2008 (together referred to herein as the “Staff Comment Letters”), relating to Entrx’s Form 10-KSB for the period ended December 31, 2007, Entrx’s Form 10-QSB for the period ended March 31, 2008, and Entrx’s Form 10-Q for the period ended June 30, 2008, and as requested by the SEC, this is to advise the SEC that Entrx acknowledges:

1.	Entrx Corporation is responsible for the adequacy and accuracy of the disclosures in its filings with the SEC; and

2.	SEC staff comments, and changes to disclosure in response to SEC comments, do not preclude the SEC from taking action with respect to any filing.

3.
Entrx Corporation cannot assert staff comments contained in the above referenced Staff Comment Letters as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

This letter supersedes and replaces our letter of October 1, 2008.

Very truly yours,

ENTRX CORPORATION

/s/ Peter L. Hauser

Peter L. Hauser